SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 27, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on April 27, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 27 April 2010
ING Group AGM adopts 2009 Annual Accounts
The annual General Meeting of ING Groep N.V. today adopted the 2009 Annual Accounts.
In addition, the AGM has approved the new remuneration policy for the Executive Board. This policy was previously disclosed on 17 February 2010, during the presentation of ING’s 2009 results. The AGM also approved ING’s implementation of the revised Dutch Corporate Governance Code.
The AGM has reappointed Piet Klaver to the Supervisory Board. As announced on 18 March,
Piet Hoogendoorn, Harish Manwani and Karel Vuursteen have decided to retire from the Supervisory
Board as of the end of today’s General Meeting. Godfried van der Lugt would have retired from the
Supervisory Board having reached the age of 70 in 2010 but will remain in office as ING wants to continue to benefit from his experience with and knowledge of both ING and the Dutch and international financial sector.

After the AGM, the Supervisory Board of ING Group consists of:
Peter Elverding, Chairman	Godfried van der Lugt
Jeroen van der Veer, Vice-Chairman	Aman Mehta
Tineke Bahlmann	Joan Spero
Henk Breukink	Jackson Tai
Claus Dieter Hoffmann	Lodewijk de Waal
Piet Klaver
Press enquiries
Carolien van der Giessen
ING Group
+31 20 541 6522
Carolien.van.der.Giessen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 107,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: April 27, 2010